Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-277452

Supplement dated June 2, 2025

To Prospectus Supplement dated May 14, 2024

(To Prospectus Dated April 18, 2024)

Up to $75,000,000

Common Stock

This supplement is being filed to update, amend and supplement information in that certain prospectus supplement, dated May 14, 2024, relating to the offer and sale of shares of our common stock, par value $0.001 per share, from time to time through the sales agent named therein. Sales of our common stock, if any, pursuant to this supplement, the prospectus supplement and the accompanying prospectus, dated April 18, 2024, will be made in sales deemed to be “at the market offerings” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended. This supplement should be read in conjunction with the prospectus supplement and the accompanying prospectus. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the prospectus supplement.

This supplement is being filed to reflect that we have entered into a sales agreement (the “M&T Sales Agreement”) with M&T Securities, Inc. (“M&T Securities”) and have amended our sales agreements with each of Oppenheimer & Co. Inc., B. Riley Securities, Inc. and Virtu Americas LLC in order to add M&T Securities (as amended, the “Existing Sales Agreements”) as an additional sales agent, effective as of the date hereof. Accordingly, each reference to the term “sales agents” in the prospectus supplement are hereby amended to include M&T Securities and each reference to “Sales Agreements” is hereby amended to collectively refer to the M&T Sales Agreement and the Existing Sales Agreements. As of the date of this supplement, we have sold 148,714 shares of our common stock under the Sales Agreement for gross proceeds of approximately $2.0 million, leaving approximately $73.0 million available to be offered by this supplement, the prospectus supplement and the accompanying prospectus.

Shares of closed-end investment companies, including BDCs, frequently trade at a discount to their NAV. If our shares trade at a discount to our NAV, it will likely increase the risk of loss for purchasers in this offering. Investing in shares of our common stock involves a high degree of risk. Before investing, you should read the material risks described in the “Risk Factors” section on page S-11 of the prospectus supplement, on page 5 of the accompanying prospectus and in any reports and information that we file from time to time with the Securities and Exchange Commission (the “SEC”), which are incorporated by reference into the prospectus supplement and the accompanying prospectus.

Oppenheimer & Co.	B. Riley Securities	M&T Securities

The date of this supplement is June 2, 2025

In addition, the prospectus supplement is hereby amended to add the following sentence at the end of the section titled “Plan of Distribution”.

The principal business address of M&T Securities is 1 Light Street, Baltimore, MD 21202.